SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
(Mark One)
FORM 11-K
☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to
Commission File Number:1-8610
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

BELLSOUTH SAVINGS AND SECURITY PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
AT&T INC.
208 S. Akard, Dallas, Texas 75202

Financial Statements, Supplemental Schedule and Exhibit

Table of Contents
Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2009 and 2008	2
Statement of Changes in Net Assets Available for Benefits for the
Year Ended December 31, 2009	3
Notes to Financial Statements	4

Supplemental Schedule:

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year) as of December 31, 2009	23

Exhibit:

23 – Consent of Independent Registered Public Accounting Firm	30

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator of the
BellSouth Savings and Security Plan

We have audited the accompanying statements of net assets available for benefits of the BellSouth Savings and Security Plan, as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2009 and 2008, and the changes in its net assets available for benefits for the year ended December 31, 2009, in conformity with US generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2009, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Dallas, Texas                                                                                                /s/ Ernst & Young LLP
June 25, 2010

BELLSOUTH SAVINGS AND SECURITY PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
(Dollars in Thousands)

	December 31,
	2009	2008
ASSETS
Investment in AT&T Savings Group Investment Trust	$796,295	$834,903
Investments, at fair value	1,358,010	1,274,624
Market value of securities on loan	14,654	-
Securities lending collateral	14,970	-
Participant loans	47,150	45,931
Total Investments	2,231,079	2,155,458

Interest receivable	722	980
Other	2,240	734

Total Assets	2,234,041	2,157,172

LIABILITITES
Due to broker, net	-	34,978
Accounts payable	676	1,482
Securities lending collateral obligations	14,970	-

Total Liabilities	15,646	36,460

Net assets reflecting investments at fair value	2,218,395	2,120,712

Adjustment from fair value to contract value for fully benefit- responsive investment contracts	(15,353)	12,978

Net Assets Available for Benefits	$2,203,042	$2,133,690

See Notes to Financial Statements.

BELLSOUTH SAVINGS AND SECURITY PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2009
(Dollars in Thousands)

Net Assets Available for Benefits, December 31, 2008	$2,133,690

Additions to Net Assets:
Contributions:
Participant contributions	82,232
Employer contributions	31,893
Rollover contributions	50,167
164,292
Investment Income:
Net income from investment in AT&T Savings Group Investment Trust	26,846
Interest	7,267
Dividends	38,652
Net appreciation in fair value of investments	160,255
233,020

Total Additions	397,312

Deductions from Net Assets:
Distributions	326,077
Administrative expenses	1,883

Total Deductions	327,960

Net increase	69,352

Net Assets Available for Benefits, December 31, 2009	$2,203,042

See Notes to Financial Statements.

BELLSOUTH SAVINGS AND SECURITY PLAN
NOTES TO FINANCIAL STATEMENTS
(Dollars in Thousands)

1.
Plan Description – The BellSouth Savings and Security Plan (Plan) is a defined contribution plan originally established by BellSouth Corporation (BellSouth) to provide a convenient way for eligible nonmanagement employees of participating BellSouth companies to save on a regular and long-term basis. In December 2006, BellSouth was acquired by AT&T Inc. (AT&T or the Company). The following description of the Plan provides only general information. The Plan has detailed provisions covering participant eligibility, participant allotments from pay, participant withdrawals, participant loans, employer contributions and related vesting of contributions and Plan expenses. The Plan text and prospectus include complete descriptions of these and other Plan provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

The Plan participates in the AT&T Savings Group Investment Trust (Group Trust) with respect to the AT&T Stable Value Fund option only.  The Bank of New York Mellon Corporation (BNY Mellon) serves as trustee for both the Group Trust and the trust holding the Plan’s assets. Fidelity Investments Institutional Operations Company, Inc. (Fidelity) serves as recordkeeper for the Plan.  During 2009, participants could invest their contributions in one or more of 11 funds in 1% increments:

• AT&T Shares Fund	• DFA U.S. Small Cap Value II Fund
• Bond Fund	• DFA International Value II Fund
• Vanguard Growth Index Fund	• DFA U.S. Large Cap Value II Fund
• Fidelity Growth & Income Portfolio	• T. Rowe Price Mid-Cap Growth
• Balanced Fund	• AT&T Stable Value Fund*
• BGI Age-Based Asset Allocation Funds (based on retirement date)
* Investment fund option of the Group Trust

Participants contribute to the Plan through payroll allotments. Participants may also contribute amounts representing distribution from other qualified defined benefit and defined contribution plans (rollovers). The Company contributes to the Plan by matching the participants’ contributions based on the provisions of the Plan.  All contributions are participant directed.

Dividends on shares in the AT&T Shares Fund can either be reinvested in the AT&T Shares Fund on a quarterly basis, or paid into a separate fund known as a Dividend Fund Account (DFA) for distribution at the end of the year.  Interest earned on dividends held in the DFA purchases additional units of the AT&T Shares Fund in the participant’s account.  During 2009, Plan participants elected to receive $1,826 in dividend distributions.  This amount is included in distributions on the Plan’s statement of changes in net assets available for benefits.

Each participant is entitled to exercise voting rights attributable to the AT&T shares allocated to their account and is notified by the Company prior to the time that such rights may be exercised. The trustee is not permitted to vote any allocated shares for which instructions have not been given by a participant. The trustee votes any unallocated shares in the same proportion as those shares that were allocated, unless the Committee directs the trustee otherwise. Participants have the same voting rights in the event of a tender or exchange offer.

Although it has not expressed any intent to do so, AT&T has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and collectively bargained agreements.  In the event that the Plan is terminated, subject to the conditions set forth by ERISA, the account balances of all participants shall be 100% vested.

Administrative Expenses  Each participant in the Plan may be charged for investment manager fees and administrative expenses, including, trustee and other  expenses considered reasonable by the Plan administrator.  Investment manager fees are charged through the applicable investment option.  Administrative fees are divided on a pro rata basis among investment options of the participant.  An additional fee is charged to individual participants for various services provided by the Plan’s recordkeeper and other service providers. Certain expenses are paid by the Plan, Group Trust, or Company.

BELLSOUTH SAVINGS AND SECURITY PLAN
NOTES TO FINANCIAL STATEMENTS
(Dollars in Thousands)

2.
Accounting Policies – The accompanying financial statements were prepared in conformity with U.S. generally accepted accounting principles (GAAP), which require management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.  Distributions are recorded when paid.

Investment Valuation and Income Recognition  Investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.  Investments in securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the year. If no sale was reported on that date, they are valued at the last reported bid price. Shares of registered investment companies are valued based on quoted market prices, which represent the net asset value of shares held at year-end. Over-the-counter securities and government obligations are valued at the bid price or the average of the bid and asked price on the last business day of the year from published sources where available and, if not available, from other sources considered reliable.

Common/collective trust funds are valued at redemption values that represent the net asset values of units held at year-end in accordance with Accounting Standards Update (ASU) 2009-12, “Investments in Certain Entities that Calculate Net Asset Value Per Share (or Its Equivalent)” as discussed below.  Publicly traded partnerships are valued using trades on a national securities exchange on the last reported sales price on the last business day of the year. Participant loans are reported at cost, which approximates fair value.

Under GAAP, investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Group Trust invests in fully benefit-responsive guaranteed investment contracts (GICs) and synthetic investment contracts (Synthetic GICs). GICs are valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit-worthiness of the issuer. The underlying investments of the Synthetic GICs are owned by the Group Trust and are comprised of common/collective trust funds, corporate bonds and notes, registered investment companies and government securities and are also valued as described above. The fair value of the wrapper contracts for the Synthetic GICs is determined using the market approach discounting methodology that incorporates the difference between current market level rates for contract level wrap fees and the wrap fee being charged. The difference is calculated as a dollar value and discounted by the prevailing interpolated swap rate as of period end. The contract value of the fully benefit-responsive investment contracts represents contributions plus earnings, less participant withdrawals and administrative expenses.

Purchases and sales of securities are reflected as of the trade date. Dividend income is recognized on the ex-dividend date. Interest earned on investments is recognized on the accrual basis.

Recent Accounting Standards
Accounting Standards Codification  In June 2009, the Financial Accounting Standards Board (FASB) issued standards that established the FASB Accounting Standards Codification (ASC or Codification) as the source of authoritative GAAP by the FASB for nongovernmental entities. The ASC supersedes all non-SEC accounting and reporting standards that existed at the ASC’s effective date. The FASB uses ASUs to amend the ASC. The Plan’s financial statements refer to ASUs throughout the footnotes where deemed relevant and make general references to pre-Codification standards. These standards were effective for periods ending after September 15, 2009 (i.e., year ended December 31, 2009, for the Plan).  There was no impact to the Plan’s financial statements in the adoption of these standards, except for updating the appropriate references to the guidance that was codified in these standards.

Fair Value Measurements and Disclosures  In April 2009, ASC Topic 820, Fair Value Measurements and Disclosures (ASC 820), was amended to provide additional guidance on estimating fair value when the volume and level of activity for an asset or liability have significantly decreased in relation to normal market activity for the asset or liability. This amendment (ASC 820-10-65) also provides additional guidance on circumstances that may indicate that a transaction is not orderly and on defining major categories of debt and equity securities in meeting the disclosure requirements of ASC 820. Per ASC 820-10-65, this amendment is effective for reporting periods ending after June 15, 2009 (i.e., year ended December 31, 2009, for the Plan), and the Plan has adopted this amendment. Adoption of ASC 820-10-65 did not have a material effect on the Plan’s net assets available for benefits or its changes in net assets available for benefits.

BELLSOUTH SAVINGS AND SECURITY PLAN
NOTES TO FINANCIAL STATEMENTS
(Dollars in Thousands)

In September 2009, the FASB issued “Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)” (ASU 2009-12), which provides guidance for an investor on using the net asset value (NAV) per share provided by an investee to estimate the fair value of an alternative investment when the fair value for the primary investment is not readily determinable. It affects certain investments that are required or permitted by GAAP to be measured or disclosed at fair value on a recurring or nonrecurring basis. It requires disclosures by major category of investment about certain attributes (e.g., applicable redemption restrictions, unfunded commitments to the issuer of the investments, and the investment strategies of that issuer). ASU 2009-12 was effective for interim and annual periods ending on or after December 15, 2009 (i.e., the year ended December 31, 2009, for the Plan). See Note 4 for the impact of the Plan’s adoption of ASU 2009-12. Adoption of ASU 2009-12 did not have a material effect on the Plan’s net assets available for benefits or its changes in net assets available for benefits.

In January 2010, the FASB issued “Fair Value Measurements and Disclosures—Improving Disclosures about Fair Value Measurements” (ASU 2010-06), which requires new disclosures and reasons for transfers of financial assets and liabilities between Levels 1, 2 and 3. ASU 2010-06 also clarifies that fair value measurement disclosures are required for each class of financial asset and liability, and those disclosures should include a discussion of inputs and valuation techniques. It further clarifies that the reconciliation of Level 3 measurements should separately present purchases, sales, issuances, and settlements instead of netting these changes. With respect to matters other than Level 3 measurements, ASU 2010-06 is effective for fiscal years and interim periods beginning on or after December 15, 2009 (i.e., the year ending December 31, 2010, for the Plan). New guidance related to Level 3 measurements is effective for fiscal years and interim periods beginning on or after December 15, 2010 (i.e., the year ending December 31, 2011, for the Plan). The Plan management is currently evaluating the impact of ASU 2010-06 on the Plan’s financial statements.

 Derivative Instruments and Hedging Activities Disclosures In March 2008, the FASB amended the disclosure requirements for derivative instruments and hedging activities. This guidance was later codified in ASC 815-10-50. The new guidance requires enhanced disclosures about an entity’s derivative and hedging activities to improve the transparency of financial reporting. The Plan adopted the new guidance as of January 1, 2009, which increased the Plan’s disclosures (see Note 4) but did not have an impact on the Plan’s statement of net assets available for benefits or statement of changes in net assets available for benefits.

BELLSOUTH SAVINGS AND SECURITY PLAN
NOTES TO FINANCIAL STATEMENTS
(Dollars in Thousands)

3.
Fair Value Measurements –ASC 820 establishes a framework for measuring fair value.  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  The three levels of the fair value hierarchy are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2
Inputs to the valuation methodology include:
• Quoted prices for similar assets and liabilities in active markets;
• Quoted prices for identical or similar assets or liabilities in inactive markets;
• Inputs other than quoted market prices that are observable for the asset or liability;
• Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level with the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The valuation methodologies described in Note 2 may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while Plan management believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.  There have been no changes in the methodologies used at December 31, 2009 and 2008.

See Note 4 for fair value hierarchy for the Group Trust’s and Plan’s investments.

4.
Investments –The Plan held investments in the Group Trust (through participation in the AT&T Stable Value Fund option only) and in its own trust as of December 31, 2009 and 2008, and for the year ended December 31, 2009.

BELLSOUTH SAVINGS AND SECURITY PLAN
NOTES TO FINANCIAL STATEMENTS
(Dollars in Thousands)

AT&T Savings Group Investment Trust Investments

AT&T established the Group Trust to manage assets of pooled investment options among various AT&T sponsored employee benefit plans.

Each participating plan’s interest in the investment fund options (i.e., separate accounts) of the Group Trust is based on account balances of the participants and their elected investment fund options. The Group Trust assets are allocated among the participating plans by assigning to each plan those transactions (primarily contributions, distributions, and plan-specific expenses) that can be specifically identified and by allocating among all plans, in proportion to the fair value of the assets assigned to each plan, income and expenses resulting from the collective investment of the assets of the Group Trust.

Investment income and administrative expenses related to the Group Trust are allocated to the individual plans on a daily basis based on each participant’s account balance within each investment fund option.

The participating entities and ownership percentages of the Group Trust are listed below:

	December 31,
	2009	2008
AT&T Savings Plan Master Trust	85.9%	83.4%
AT&T Savings Master Trust	6.6%	7.4%
BellSouth Savings and Security Plan	7.5%	9.2%
Total	100.0%	100.0%

BELLSOUTH SAVINGS AND SECURITY PLAN
NOTES TO FINANCIAL STATEMENTS
(Dollars in Thousands)

The Plan’s percentage interest in each of the investment fund options within the Group Trust is disclosed below as of December 31, 2009.

	AT&T Total Return Bond Fund	AT&T U.S. Stock Fund	AT&T Inter-national Stock Fund	AT&T Stable Value Fund	Group Trust
Interest bearing cash	$-	$59	$3,631	$461	$4,151
Common/collective trust funds	-	555,780	256,331	-	812,111
Corporate and other bonds and notes	-	-	1,131	-	1,131
Equities	-	1,509,879	263,219	-	1,773,098
Equities – loaned	-	(86,639)	(5,511)		(92,150)
Publicly traded partnerships	-	3,245	-	-	3,245
Registered investment companies	1,115,939	40,042	2,976	9,842	1,168,799
Registered investment companies – loaned	(8,735)	-	-	-	(8,735)
Investment contracts (at fair value):
Guaranteed investment contracts	-	-	-	28,986	28,986
Synthetic investment contracts	-	-	-	19,469	19,469
Interest bearing cash	-	-	-
Corporate preferred stock	-	-	-	3,213	3,213
Corporate and other bonds and notes	-	-	-	2,868,793	2,868,793
Corporate and other bonds and notes – loaned				(71,918)	(71,918)
Registered investment companies				262,154	262,154
Futures	-	-	-	2,253	2,253
Other investments	-	-	-	64,171	64,171
Government securities	-	-	-	3,682,357	3,682,357
Government securities – loaned				(613,841)	(613,841)
Wrapper contracts	-	-	-	9,724	9,724
Market value of securities on loan	8,735	86,639	5,511	685,759	786,644
Collateral received for securities loaned (held in common/collective trust funds)	8,765	88,311	5,660	688,669	791,405
Group Investment Trust investments at fair value	1,124,704	2,197,316	532,948	7,640,092	11,495,060
Unsettled trades and other	3,853	(1,719)	653	(87,909)	(85,122)
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	-	-	-	(132,112)	(132,112)
Obligation to return collateral on loaned securities	(8,914)	(89,817)	(5,757)	(700,413)	(804,901)
Group Trust net assets	$1,119,643	$2,105,780	$527,844	$6,719,658	$10,472,925
Plan’s percentage ownership interest of investments	-%	-%	-%	11.6%	7.5%

BELLSOUTH SAVINGS AND SECURITY PLAN
NOTES TO FINANCIAL STATEMENTS
(Dollars in Thousands)

The Plan’s percentage interest in each of the investment fund options within the Group Trust is disclosed below as of December 31, 2008.

	AT&T Total Return Bond Fund	AT&T U.S. Stock Fund	AT&T Inter-national Stock Fund	AT&T Stable Value Fund	Group Trust
Interest bearing cash	$-	$43	$7,426	$-	$7,469
Common/collective trust funds	-	492,060	143,162	-	635,222
Corporate and other bonds and notes	-	-	171	-	171
Equities	-	1,174,101	250,366	-	1,424,467
Equities – loaned	-	(73,570)	(13,993)		(87,563)
Publicly traded partnerships	-	1,242	-	-	1,242
Registered investment companies	752,426	23,407	4,793	5,062	785,688
Registered investment companies – loaned	(37,925)				(37,925)
Investment contracts (at fair value):
Guaranteed investment contracts	-	-	-	23,996	23,996
Synthetic investment contracts
Common/collective trust funds	-	-	-	26,927	26,927
Corporate and other bonds and notes	-	-	-	2,739,026	2,739,026
Corporate and other bonds and notes – loaned				(8,955)	(8,955)
Government securities	-	-	-	3,765,673	3,765,673
Government securities – loaned				(796,733)	(796,733)
Investments short sold (proceeds of $97,067)	-	-	-	(97,762)	(97,762)
Wrap contracts	-	-	-	17,863	17,863
Common/collective trust funds	-	-	-	3,120	3,120
Unsettled trades and other	-	-	-	(158,963)	(158,963)
Market value of securities on loan	37,925	73,570	13,993	805,688	931,176
Group Trust investments at fair value	752,426	1,690,853	405,918	6,324,942	9,174,139
Unsettled trades and other	3,469	(636)	2,292	(5,499)	(374)
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	-	-	-	96,719	96,719
Group Trust net assets	$755,895	$1,690,217	$408,210	$6,416,162	$9,270,484
Plan’s percentage ownership interest of investments	-%	-%	-%	13.2%	9.2%

BELLSOUTH SAVINGS AND SECURITY PLAN
NOTES TO FINANCIAL STATEMENTS
(Dollars in Thousands)

Net Appreciation (Depreciation) in Fair Value of AT&T Savings Group Investment Trust Investments and
Total Investment Income for the year ended December 31, 2009

	AT&T Total Return Bond Fund	AT&T U.S. Stock Fund	AT&T Inter-national Stock Fund	AT&T Stable Value Fund	Group Trust
Interest bearing cash	$-	$-	$4,766	$-	$4,766
Common/collective trust funds	-	130,265	55,778	-	186,043
Corporate and other bonds and notes	(149)	(13,250)	366	-	(13,033)
Equities	-	377,645	53,527	-	431,172
Publicly traded partnerships	-	(2,883)	-	-	(2,883)
Registered investment companies	79,851	-	-	-	79,851
Total net appreciation in fair value of Group Trust Investments	$79,702	$491,777	$114,437	$-	$685,916

Investment income:
Interest	$-	$114	$24	$252,313	$252,451
Dividends	62,562	23,382	11,305	259	97,508
Securities lending	-	930	238	6,012	7,180
Total investment income of Group Trust Investments	$62,562	$24,426	$11,567	$258,584	$357,139

BELLSOUTH SAVINGS AND SECURITY PLAN
NOTES TO FINANCIAL STATEMENTS
(Dollars in Thousands)

In accordance with ASC 820-10-65, the Group Trust expanded its disclosures to include the major categorization for debt and equity securities on the basis of nature and risks of the investments. The following table sets forth by level, within the fair value hierarchy, the Group Trust’s assets at fair value as of December 31, 2009.

	Group Trust Assets and Liabilities at Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3	Total
Interest bearing cash	$3,690	$-	$-	$3,690
US Equity Securities:
US common stock	1,549,921	-	-	1,549,921
US common stock – loaned	(86,639)	-	-	(86,639)
Common/collective trusts 1	-	559,025	-	559,025
International Equity Securities:
Common stock	266,195	-	-	266,195
Common stock -loaned	(5,511)	-	-	(5,511)
Common/collective trusts 2	-	257,462	-	257,462
Fixed Income Securities:
Blackrock mutual fund	102,951	-	-	102,951
WAMCO core mutual fund	291,592	-	-	291,592
PIMCO total return mutual fund	721,396	-	-	721,396
Total return bond fund -loaned	(8,735)	-	-	(8,735)
Stable Value Fund:
Interest bearing cash	461	-	-	461
US common stock	9,842	-	-	9,842
Guaranteed investment contracts	-	28,986	-	28,986
Synthetic GICs:
Interest bearing cash	19,469	-	-	19,469
Corporate preferred stock	3,213	-	-	3,213
Corporate and other bonds and notes
Asset backed securities	-	606,757	-	606,757
Collateralized mortgage obligations	-	592,549	-	592,549
Commercial mortgage backed securities	-	136,582	-	136,582
Other	-	1,532,905	-	1,532,905
Corporate and other bonds and notes - loaned	-	(71,918)	-	(71,918)
Futures	2,253	-	-	2,253
Registered investment companies	262,154	-	-	262,154
Government securities	-	3,682,357	-	3,682,357
Government securities - loaned	-	(613,841)	-	(613,841)
Other investments	64,171	-	-	64,171
Wrap contracts	-	9,724	-	9,724
Market value of securities on loan:
US stock fund	86,639	-	-	86,639
International stock fund	5,511	-	-	5,511
Total return bond fund	8,735	-	-	8,735
Synthetic GIC’s:			-
Corporate and other bonds and notes	-	71,918	-	71,918
Government securities	-	613,841	-	613,841
Collateral received for securities loaned 3	-	791,405	-	791,405
Total assets and liabilities at fair value	$3,297,308	$8,197,752	$-	$11,495,060

BELLSOUTH SAVINGS AND SECURITY PLAN
NOTES TO FINANCIAL STATEMENTS
(Dollars in Thousands)

1The objective of the common/collective trust fund held in the AT&T U.S. Stock Fund is to deliver high quality active exposure to the large-capitalization U.S. equity market with close tracking of the index, high quality and cost-effective index-based solution to institutional investors and to provide for liquidity. These common/collective trust funds have redemption restrictions limited to daily and monthly settlement.  All the common/collective trust funds are invested in either Large Cap or Mid-Cap equities, with the majority being Large Cap. The fair value of the investment in this category has been estimated using the net asset value per share.

2The objective of the common collective trust fund held in the AT&T International Stock Fund is to provide a diversified fund that seeks to provide returns in excess of the international markets as represented by the All Country World Index (ACWI) ex U.S. Index.  Two of the common/collective trust funds have redemption restrictions limited to weekly, semi-monthly or monthly.  All but one of these funds is invested in developed countries (i.e. developed: Europe, Japan, UK, Australia, etc.) The fair value of the investment in this category has been estimated using the net asset value per share.

3There are three collateral pools in which the Group Trust invests.  1)  The Pooled Employee ASL Short Term Fund, 2) The Term Assets Liquidating Trust and 3) The ASL Short Term Fund - SIGMA (Liquidating Fund).  The Pooled Employee ASL Short Term Fund consists of liquid securities that can be redeemed on a one-day notice for return to borrows immediately upon recall of loaned securities.  There is $520,143 invested in this fund as of December 31, 2009.  The Term Assets Liquidating Trust consists of non-liquid securities that are currently performing but are intended to be held until maturity. Redemptions from this Trust are currently prohibited; however, the Plan could exit this Trust, receive a proportionate share of the securities, and then sell the assets. It is expected that over 93% of this pool will mature within 360 days.   There is $267,282 invested in this fund as of December 31, 2009.  The ASL Short Term Fund - SIGMA (Liquidating Fund) consists of assets in default currently valued at $526.  Lending income is being reserved to offset the deficiency in this Fund. Redemptions from this Fund are currently prohibited; however, the Plan could exit this Fund, receive a proportionate share of the securities, and then sell the assets. There is $3,454 invested in non-cash investments, such as U.S. Government debt.

The following table sets forth by level, within the fair value hierarchy, the Group Trust’s assets at fair value as of December 31, 2008.

	Group Trust Assets and Liabilities at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total

Interest bearing cash	$7,426	$43	$-	$7,469
Common/collective trust funds	-	635,222	-	635,222
Corporate and other bonds and notes	171	-	-	171
Equities	1,334,229	2,675	-	1,336,904
Publicly traded partnerships	1,242	-	-	1,242
Registered investment companies	742,701	5,062	-	747,763
Investment contracts:
Guaranteed investment contracts	-	23,996	-	23,996
Synthetic investment contracts:
Common/collective trust fund	-	30,047	-	30,047
Corporate and other bonds and notes	208,230	2,521,841	-	2,730,071
Government securities	-	2,968,940	-	2,968,940
Wrap contracts	-	17,863	-	17,863
Other	-	(256,725)	-	(256,725)
Market value of securities on loan	125,488	805,688	-	931,176
Total assets and liabilities at fair value	$2,419,487	$6,754,652	$-	$9,174,139

BELLSOUTH SAVINGS AND SECURITY PLAN
NOTES TO FINANCIAL STATEMENTS
(Dollars in Thousands)

Plan Investments

Investments representing 5% or more of Plan net assets at December 31 were:

	2009	2008
AT&T Shares Fund (AT&T common shares)	$545,791	$608,353
T. Rowe Price Mid-Cap Growth Fund	$157,225	*
DFA International Value II Fund	$118,025	*

* Investment is less than 5%.

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated/(depreciated) in value as follows for the year ended December 31, 2009:

Common stock	$(13,687)
Registered investment companies	141,112
Common/collective trust funds	28,735
Fixed income securities	4,095
Total	$160,255

BELLSOUTH SAVINGS AND SECURITY PLAN
NOTES TO FINANCIAL STATEMENTS
(Dollars in Thousands)

In accordance with ASC 820-10-65, the Plan expanded its disclosures to include the major categorization for debt and equity securities on the basis of nature and risks of the investments. The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2009:
	Plan Assets at Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3	Total
Interest bearing cash	$3,775	$-	$-	$3,775
Short term investments	3,734	-	-	3,734
Blended equity & debt 1	-	35,446	-	35,446
US equity securities
AT&T common stock	545,791	-	-	545,791
Index stock fund 2	-	100,490	-	100,490
Mutual funds – large cap	245,794	-	-	245,794
Mutual funds – mid cap	220,258	-	-	220,258
Mutual funds – small cap	109,647	-	-	109,647
Fixed income securities
Bond Index Fund 3	-	12,955	-	12,955
Cash equivalents	12,283	6,134	-	18,417
Fixed income securities
Corporate debt instruments
Asset backed securities	-	3,838	-	3,838
Commercial mortgage backed securities	-	1,028	-	1,028
Collateralized mortgage obligations	-	1,018	-	1,018
Other corporate debt instruments	-	24,378	-	24,378
U.S. government securities
Asset backed securities	-	10,184	-	10,184
Other U.S. government securities	-	33,716	-	33,716
Other investments	-	2,176	-	2,176
Fixed income securities - loaned	-	(14,654)	-	(14,654)
Convertible securities	-	19	-	19
Market value of securities on loan	-	14,654	-	14,654
Collateral received for securities loaned (held in common/collective trust funds) 4	-	14,970	-	14,970
Participant loans	-	-	47,150	47,150
Total assets at fair value	$1,141,282	$246,352	$47,150	$1,434,784

1 This category includes common/collective trust funds also known as LifePath Portfolios which are well diversified portfolios that adjust the mix of the various underlying investments over time. The change in allocation of investments is designed to move from a more aggressive investment strategy to a more conservative strategy as the participants come closer to retirement. The year associated with the fund identification denotes the projected year of retirement of the participant selecting the fund.  There are currently no redemption restrictions on these investments.  The fair value of the investments in this category have been estimated using the net asset value per share.

2 This category includes a common/collective trust fund with an objective of providing investment results that approximate the overall performance of the common stocks included in the Standard and Poor's Composite Stock Price Index of 500 stocks (the “S&P 500®”).  There are currently no redemption restrictions on this investment.  The fair value of the investment in this category has been estimated using the net asset value per share.

3This category includes a common/collective trust fund with an objective to approximate the overall performance of the Barclays Capital Aggregate Bond Index. There are currently no redemption restrictions on these investments. The fair value of the investments in this category have been estimated using the net asset value per share.

BELLSOUTH SAVINGS AND SECURITY PLAN
NOTES TO FINANCIAL STATEMENTS
(Dollars in Thousands)

4 There are two collateral pools in which the Plan invests:  1)  The Pooled Employee ASL Short Term Fund and 2) The Term Assets Liquidating Trust.  The Pooled Employee ASL Short Term Fund consists in liquid securities that can redeemed on a one-day notice for return to borrowers immediately upon recall of loaned securities.  There is $917 invested in this fund as of December 31, 2009.  The Term Assets Liquidating Trust consists of non-liquid securities that are currently performing but are intended to be held until maturity.  Redemptions from this Trust are currently prohibited; however, the Plan could exit this Trust, receive a proportionate share of the securities, and then sell the assets.  There is $14,053 invested in this fund as of December 31, 2009.

There are no realized or unrealized gains or losses on participant loans. The change of $1,219 from the December 31, 2008 balance consists solely of net issuances and settlements.

The following table sets forth by level, with the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2008:

	Plan Assets at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total

Cash	$4,771	$-	$-	$4,771
AT&T common stock	611,048	-	-	611,048
Registered investment companies	411,791		-	411,791
Common/collective trust funds	-	130,582	-	130,582
Fixed income securities	-	116,432	-	116,432
Participant loans	-		45,931	45,931
Total assets at fair value	$1,027,610	$247,014	$45,931	$1,320,555

Derivative Financial Instruments
In the normal course of operations, Group Trust assets held in the AT&T Stable Value Fund (Stable Value Fund) are invested in certain derivative financial instruments (futures and foreign currency forward contracts). These instruments involve, in varying degrees, elements of credit and market risk in excess of the amounts recognized on the statements of net assets available for benefits. The contract or notional amounts disclosed provide a measure of the Group Trust’s involvement in such instruments but are not indicative of potential loss. The intent is to use these financial instruments as economic hedges to manage market risk and foreign currency exchange risk associated with the Fund’s investment assets. The Group Trust’s fiduciaries do not anticipate any material adverse effect on the Group Trust’s net assets resulting from its involvement in these instruments.

Futures Contracts
The primary risk managed by the Group Trust and Plan using future contracts is the price risk associated with certain of the Plan’s investments. On behalf of the Plan, investment managers for the Group Trust and the Plan entered into various futures contracts to economically hedge investments in securities. These contracts, which are considered derivatives under FASB ASC 815, are agreements between two parties to buy or sell a security or financial interest at a set price on a future date and are standardized and exchange-traded. Upon entering into such a contract on behalf of the Plan, the investment manager is required to pledge to the broker an amount of cash or securities equal to the minimum “initial margin” requirements of the exchange on which the contract is traded. Pursuant to the contract, the investment manager agrees to receive from or pay to the broker an amount of cash equal to the daily fluctuation in the value of the contract. Such receipts or payments are known as variation margin and are recorded on a daily basis by the trustee as a realized gain or loss equal to the difference in the value of the contract between daily closing prices. Upon entering into such contracts, the Group Trust and the Plan bear the risk of interest or exchange rates or securities prices moving unexpectedly, in which case, the Group Trust and the Plan may not achieve the anticipated benefits of the futures contracts and may realize a loss. With futures, there is minimal counterparty credit risk to the Group Trust and the Plan since futures are exchange traded and the exchange’s clearinghouse, as counterparty to all exchange traded futures, guarantees the futures against default. The investments in the Group Trust and the Plan are subject to equity price risk and interest rate risk, in the normal course of pursuing its investment objectives.  The US interest rate futures held in the portfolio as of December 31, 2009 were used primarily to hedge and manage the duration risk of the portfolio.

BELLSOUTH SAVINGS AND SECURITY PLAN
NOTES TO FINANCIAL STATEMENTS
(Dollars in Thousands)

The fair value of the open futures contracts are separately disclosed in the detail of the Group Trust investments presented above and are included in the Statement of Net Assets Available for Benefits to the extent of the Plan’s ownership in the Group Trust.   Similarly, the gains and losses on open future contracts are reflected in the net appreciation/depreciation in the fair value of the Group Trust’s investments and included in the Plan’s Net Income from Investment in the AT&T Savings Group Investment Trust to the extent of the Plan’s ownership.
At December 31, 2009, open futures contracts held in the Group Trust were as follows:

Type of Contract	Number of Contracts Buy/(Sell)	Expiration	Notional Value	Fair Value	Amount of Gain/(Loss) Recognized
90-Day EuroDollar Future	(39)	6/2010	$(9,684)	$(301)	$(301)
U.S. Treasury Bond Future	(295)	3/2010	$(34,036)	$2,115	$2,115
U.S. 10-Year Treasury Notes Future	(105)	3/2010	$(12,123)	$300	$300
U.S. 5-Year Treasury Notes Future	57	3/2010	$6,520	$(101)	$(101)
U.S. 2-Year Treasury Notes Future	(253)	3/2010	$(54,715)	$285	$285
U.S. 10-Year Treasury Notes Future	(243)	3/2010	$(28,055)	$1,067	$1,067
U.S. 5-Year Treasury Notes Future	197	3/2010	$22,533	$(363)	$(363)
U.S. 2-Year Treasury Notes Future	639	3/2010	$138,194	$(749)	$(749)
Total				$2,253	$2,253

BELLSOUTH SAVINGS AND SECURITY PLAN
NOTES TO FINANCIAL STATEMENTS
(Dollars in Thousands)

At December 31, 2008, open futures contracts held in the Group Trust were as follows:

Type of Contract	Number of Contracts Buy/(Sell)	Expiration	Notional Value
90 Day EuroDollar Future	(39)	6/2010	$(9,580)
US Treasury Bond Future	(126)	3/2009	(17,394)
US 10-Year Treasury Notes Future	(225)	3/2009	(28,294)
US 5-Year Treasury Notes Future	835	3/2009	99,411
US 2-Year Treasury Notes Future	89	3/2009	19,408
UK Long GILT Future	127	3/2009	22,545
US Treasury Bond Future	(336)	3/2009	(46,384)
US 10-Year Treasury Notes Future	362	3/2009	45,522
US 5-Year Treasury Notes Future	229	3/2009	27,264
US 2-Year Treasury Notes Future	19	3/2009	4,143

At December 31, 2009, open futures contracts held by the Plan were as follows:
Type of Contract	Number of Contracts Buy/(Sell)	Expiration	Notional Value	Statement of Net Assets Available for Benefits Location	Fair Value	Location of Gain/(Loss) Recognized	Amount of Gain/(Loss) Recognized
S&P 500 Index Futures	15	3/2010	$4,165	Investments	$28	Net appreciation in fair value of investments	$28
U.S. Treasury Bonds Futures	(9)	3/2010	$(1,039)	Investments	$24	Net appreciation in fair value of investments	$24

The futures held in the Plan as of December 31, 2009, were used primarily to hedge and manage the duration risk of the portfolio.

At December 31, 2008, open futures contracts held by the Plan were as follows:

	Number of Contracts		Notional
Type of Contract	Buy/(Sell)	Expiration	Value
S&P 500 Index Futures	22	3/2009	$4,951
U.S. Treasury Bonds Futures	(14)	3/2009	(1,933)

BELLSOUTH SAVINGS AND SECURITY PLAN
NOTES TO FINANCIAL STATEMENTS
(Dollars in Thousands)

Foreign Currency Contracts
Investment managers for the Group Trust entered into forward foreign currency contracts, which are agreements to exchange foreign currencies at a specified future date at a specified rate, the terms of which are not standardized on an exchange.  These contracts are intended to minimize the impact of foreign currencies.  Although in some cases, forward foreign currency contracts are used to express a view on the direction of a particular currency.  Risk arises both from the possible inability of the counterparties to meet the terms of the contracts (credit risk) and from movement in foreign currency exchange rates (market risk).  Forward contracts are entered into with major banks to minimize credit risk, and accordingly, no credit reserve has been established against these amounts.

The contracts are recorded at fair value on the date the contract is entered into, which is typically zero. The net realized and unrealized gains or losses are included in the net appreciation/depreciation in the fair value of investments for the Group Trust, which is then allocated to the Plan and is included in the net income for investment in the AT&T Savings Group Trust on the Plan’s statement of changes in net assets available for benefits.

At December 31, 2009 and 2008, the contracts held by the Group Trust were:

	Notional Value		Fair Value		Amount of Gain/(Loss) recognized
	2009	2008	2009	2008	2009	2008
Derivative Assets:	$118,767	$106,985	$(835)	$1,580	$(835)	$1,580
Derivative Liabilities:	$118,767	$106,985	$846	$197	$846	$197

Fully Benefit-Responsive Investment Contracts
The Stable Value Fund consists of fully benefit-responsive investment contracts with various financial institutions and insurance companies that promise to repay principal plus accrued income at contract maturity, subject to the creditworthiness of the issuer. Interest crediting rates are generally established when the contract is purchased and may be periodically reset.

The Stable Value Fund invests in GICs and Synthetic GICS.  Synthetic GICS are also referred to as wrapper contracts. The assets supporting the Synthetic GICs are owned by the Group Trust and generally consist of high quality fixed income securities. At December 31, 2009 the underlying net assets allocated to the Plan had a fair value of $796,295 and a contract value of $780,942.  At December 31, 2008 the underlying net assets allocated to the Plan had a fair value of $834,903 and a contract value of $847,881.  For the years ended December 31, 2009 and 2008, the average yield earned on these contracts was 3.05% and 5.06%, and, the average yield earned by the Plan adjusted to reflect actual interest rate credited to participants, was 3.43% and 4.57%. No valuation reserves were recorded to adjust contract amounts as of December 31, 2009 or 2008.

A bank or insurance company issues a wrapper contract that provides preservation of principal, maintains a stable interest rate and provides daily liquidity at contract value for participant directed transactions, in accordance with the provisions of the Plan. Wrapper contracts amortize the realized and unrealized gains and losses on the underlying fixed income investments through adjustments to the future interest crediting rate. The issuer of the wrapper contract provides assurance that the adjustments to the interest crediting rate do not result in a future interest crediting rate that is less than zero, which would result in a loss of principal or accrued interest. The fair value of the wrapper contract was $9,724 and $17,863 at December 31, 2009 and 2008.

Wrapper contracts’ interest crediting rates are typically reset on a monthly or quarterly basis and are based on the characteristics of the underlying fixed income securities. Other key factors that influence the interest crediting rates are market interest rates, the amount and timing of participant transactions into and out of the wrapper contract, investment returns on the underlying fixed income securities and the duration of those investments. All wrapper contracts provide for minimum interest crediting rate of zero percent. In the event that the interest crediting rate should fall to zero and the requirements of the wrapper contract are satisfied, the wrapper issuer will pay the Group Trust the shortfall needed to maintain the rate at zero, ensuring participants’ principal and accrued interest is protected.

BELLSOUTH SAVINGS AND SECURITY PLAN
NOTES TO FINANCIAL STATEMENTS
(Dollars in Thousands)

Changes in market interest rates can affect the yield to maturity and the market value of the underlying investments, and can have a material impact on the wrapper contract’s interest crediting rate. Additionally, participant withdrawals and transfers from the Stable Value Fund are paid at contract value but funded through the market value liquidation of the underlying investments, which also impacts the interest crediting rate. The resulting gains and losses in the market value of the underlying investments relative to the wrapper contract value are represented on the Plan’s statement of net assets available for benefits as the “Adjustment from fair value to contract value relating to fully benefit-responsive investment contracts,” and the amount allocated to the Plan totaled $(15,353) at December 31, 2009 and was $12,978 at December 31, 2008.  If this adjustment is positive, it indicates that the wrapper contract value is greater than the market value of the underlying investments and the embedded market value losses will be amortized in the future through a lower interest crediting rate. If the adjustment is negative, the embedded market gains would cause the future interest crediting rate to be higher.

In certain circumstances, the amount withdrawn from the wrapper contract could be payable at fair value rather than at contract value. These events include termination of the Plan, a material adverse change to the provisions of the Plan, if AT&T elects to withdraw from a wrapper contract in order to switch to a different investment provider or, in the event of a spin-off or sale of a division, if the terms of the successor plan do not meet the contract issuers’ underwriting criteria for issuance of a clone wrapper contract. Events that would permit a wrapper contract issuer to terminate a wrapper contract upon short notice include the Plan’s loss of its qualified status, un-cured material breaches of responsibilities or material and adverse changes to the provisions of the Plan. The Company does not believe any of these events are probable of occurring in the foreseeable future.

Securities Lending
The Group Trust and Plan are authorized to engage in the lending of certain assets. Securities lending is an investment management enhancement that utilizes the existing securities of the Group Trust and Plan to earn additional income. Securities lending involves the loaning of securities to a selected group of approved banks and broker-dealers. In return for the loaned securities, the trustee, prior to or simultaneous with delivery of the loaned securities to the borrower, receives collateral in the form of cash or U.S. Government securities as a safeguard against possible default of any borrower on the return of the loan. Each loan is initially collateralized, in the case of: (a) loaned securities denominated in U.S. dollars or whose primary trading market is located in the U.S. to the extent of 102% of the market value of the loaned securities, or (b) loaned securities not denominated in U.S. dollars or whose primary trading market is not located in the U.S. to the extent of 105% of the market value of the loaned securities. The collateral is marked to market on a daily basis.

The fair value of securities on loan was $786,644 and $931,176 and value of collateral held was $791,405 and $954,949 at December 31, 2009 and 2008 for the Group Trust. The fair value of securities on loan was $14,654 and value of collateral held was $14,970 at December 31, 2009 for the Plan. The reported collateral at December 31, 2009 includes noncash holdings of $3,454 for the Group Trust (no noncash holding in the Plan). The collateral is invested in common/collective trust funds (classified as Level 2). Income earned on securities lending is used to offset administrative expenses and was $7,180 for the Group Trust and $26 for the Plan.

Investment Risk
Investments held by the Group Trust and Plan are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the values of investments could occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for plan benefits. Plan participants’ accounts that are invested in the Company stock fund option are exposed to market risk in the event of a significant decline in the value of AT&T stock.

Additionally, the Group Trust invests in securities with contractual cash flows, such as asset backed securities, collateralized mortgage obligations and commercial mortgage backed securities, including securities backed by subprime mortgage loans. The value, liquidity and related income of these securities are sensitive to changes in economic conditions, including real estate value, delinquencies or defaults, or both, and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates.

BELLSOUTH SAVINGS AND SECURITY PLAN
NOTES TO FINANCIAL STATEMENTS
(Dollars in Thousands)

5.
Related Party Transactions – Plan assets are invested in AT&T stock either directly or through the Group Trust. Because the Company is the plan sponsor, transactions involving the Company’s stock qualify as party-in-interest transactions.  In addition, certain investments held by the Plan, Group Trust are managed by BNY Mellon and Fidelity as trustee and record keeper, respectively, as defined by various  agreements. Therefore, these transactions and fees paid to these entities qualify as parties-in-interest transactions.  All of these transactions are exempt from the prohibited transactions rules.

6.
Tax Status – The Plan has received a determination letter from the Internal Revenue Service (IRS) dated January 17, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (IRC) and, therefore, the related trust is exempt from taxation.  Subsequent to this determination by the IRS, the Plan was amended and restated.  Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification.  The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.  In addition, the Plan was filed with the IRS for a favorable determination letter on February 2, 2009 pursuant to, and as part of, the IRS determination letter filing program (Cycle C).

BELLSOUTH SAVINGS AND SECURITY PLAN
NOTES TO FINANCIAL STATEMENTS
(Dollars in Thousands)

7.	Reconciliation of Financial Statements to Form 5500 - The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31:

	2009	2008
Net Assets Available for Benefits per the financial statements	$2,203,042	$2,133,690

Adjustment from contract value to fair value for fully benefit-responsive investment contracts	15,353	(12,978)

Net Assets Available for Benefits per the Form 5500	$2,218,395	$2,120,712

The following is a reconciliation of total additions per the financial statements to total income per the Form 5500 for the year ended December 31, 2009:

Total additions per the financial statements	$397,312

Adjustment from contract value to fair value for fully benefit-responsive investment contracts at December 31, 2009	15,353

Adjustment from contract value to fair value for fully benefit-responsive investment contracts at December 31, 2008	12,978

Total income per the Form 5500	$425,643

Fully benefit-responsive contracts are recorded on the Form 5500 at fair value versus contract value on the financial statements.

 BELLSOUTH SAVINGS AND SECURITY PLAN

EIN 58-1533433, PLAN NO. 004
SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2009

(Dollars in Thousands)

Identity of Issue	Description of Investment		Current Value

Index Stock Fund
Northern Trust S&P 500 Index Stock Fund	COMMON/COLLECTIVE TRUST FUND: 25,089 UNITS	**	$81,023

Balanced Fund
Dreyfus Government Cash Management Fund	REGISTERED INVESTMENT COMPANY: 2,074,574 UNITS	**	2,075
US Treasury Bill	0.000% 01/28/2010 DD 07/30/09	**	750
Futures Contract	S&P 500 INDEX FUTURE EXP MAR 10	**	28
Futures Contract	US 10YR NOTE FUTURE EXP MAR 10	**	24
Northern Trust S&P 500 Index Stock Fund	COMMON/COLLECTIVE TRUST FUND: 6,019 UNITS	**	19,439
Northern Trust QM Aggregate Bond Index Fund	COMMON/COLLECTIVE TRUST FUND: 30,200 UNITS	**	12,181
Total Balanced Fund			34,497

Registered Investment Company
Fidelity Growth and Income Fund	REGISTERED INVESTMENT COMPANY: 2,382,149 UNITS	**	38,257
Vanguard Growth Index Institutional	REGISTERED INVESTMENT COMPANY: 2,307,200 UNITS	**	63,033
DFA US Large Cap Value II	REGISTERED INVESTMENT COMPANY: 11,023,674 UNITS	**	89,512
DFA US Small Cap Value II	REGISTERED INVESTMENT COMPANY: 5,585,707 UNITS	**	109,647
DFA International Value II	REGISTERED INVESTMENT COMPANY: 18,586,455 UNITS	**	118,025
T Rowe Price Mid Cap Growth	REGISTERED INVESTMENT COMPANY: 3,310,698 UNITS	**	157,225
Total Registered Investment Companies			575,699

LifePath Age-Based Retirement Funds
BGI - LifePath Retirement Fund	COMMON/COLLECTIVE TRUST FUND: 401,336 UNITS	**	4,792
BGI - LifePath 2010 Fund	COMMON/COLLECTIVE TRUST FUND: 675,510 UNITS	**	8,037
BGI - LifePath 2020 Fund	COMMON/COLLECTIVE TRUST FUND: 928,012 UNITS	**	10,616
BGI - LifePath 2030 Fund	COMMON/COLLECTIVE TRUST FUND: 631,700 UNITS	**	7,018
BGI - LifePath 2040 Fund	COMMON/COLLECTIVE TRUST FUND: 460,260 UNITS	**	4,971
BGI - LifePath 2050 Fund	COMMON/COLLECTIVE TRUST FUND: 1,496 UNITS	**	12
Total LifePath Age-Based Retirement Funds			35,446

AT&T Shares Fund
* AT&T Common Stock	19,471,668 SHARES	**	545,791
Dreyfus Government Cash Management Fund	REGISTERED INVESTMENT COMPANY: 1,658,688 UNITS	**	1,659
Total AT&T Shares Fund			547,450

Bond Fund
DEUT CAT 1 REPO REPO	0.090% 01/15/2010 DD 12/23/09	**	700
DEUT CAT 1 REPO REPO	0.080% 01/15/2010 DD 12/23/09	**	100
BARCLAYS CP REPO REPO	0.010% 01/04/2010 DD 12/31/09	**	5,300
DREYFUS GOVT CASH MGMT FUND	VAR RT 12/31/2075 DD 06/03/97	**	785
SIGMA ERISA LIQUIDATING POOL	VAR RT 12/31/2049 DD 05/01/01	**	2
SLH PROXY LONG EXPOSURE	FNMA TBA 10/14/2008	**	30
U S TREASURY BILL	0.000% 03/11/2010 DD 03/12/09	**	11,499	****
* AT & T INC GLOBAL NT	4.950% 01/15/2013 DD 12/06/07	**	320
COMMIT TO PUR FNMA SF MTG	5.500% 01/01/2040 DD 01/01/10	**	1,047
ALLSTATE LIFE GLOBAL FDG SECD	5.375% 04/30/2013 DD 04/30/08	**	107
AMERICAN EXPRESS CR CORP MTN	5.875% 05/02/2013 DD 06/02/08	**	107
AMERICAN EXPRESS CENTURION BK	VAR RT 03/23/2010 DD 03/23/07	**	699
AMERICAN GEN FIN CORP #TR00413	VAR RT 08/17/2011 DD 08/17/06	**	334
AMERICAN INTL GRP MTN #TR00028	VAR RT 10/18/2011 DD 10/18/06	**	1,085
AMGEN INC SR NT	6.150% 06/01/2018 DD 05/23/08	**	665
BA CR CARD TR 07-12 CL A	VAR RT 01/15/2013 DD 08/22/07	**	199
BANK AMER FDG CORP 05-D CL A-1	VAR RT 05/25/2035 DD 06/01/05	**	237
BANK OF AMERICA CORP	6.500% 08/01/2016 DD 07/28/09	**	645
BEAR STEARNS ARM TR 02-11 IA2	VAR RT 01/25/2033 DD 12/01/02	**	17
BEAR STEARNS 2005-12 I-3-A-1	VAR RT 02/25/2036 DD 12/01/05	**	112
BUCKEYE OHIO TOB SETTLEMENT	5.875% 06/01/2030 DD 10/29/07	**	170
CARRINGTON MTG 06-NC5 CL A1	VAR RT 01/25/2037 DD 12/19/06	**	470
CHASE ISSUANCE 08-1 CL A	VAR RT 01/15/2012 DD 01/28/08	**	600
CHICAGO ILL TRANSIT AUTH TRANS	6.899% 12/01/2040 DD 08/06/08	**	106
CHICAGO ILL TRANSIT AUTH TRANS	6.899% 12/01/2040 DD 08/06/08	**	106
CITIGROUP INC	1.875% 05/07/2012 DD 05/07/09	**	101
CITIGROUP INC GLOBAL NT	5.850% 12/11/2034 DD 12/09/04	**	882
CITIGROUP INC GLOBAL SR NT	5.500% 04/11/2013 DD 04/11/08	**	311
CITIGROUP INC	8.500% 05/22/2019 DD 05/22/09	**	231
CITIGROUP CAP XXI ENHANCED PFD	VAR RT 12/21/2057 DD 12/21/07	**	1,928
CITIGROUP INC FDIC GTD TGLP GT	2.125% 04/30/2012 DD 01/30/09	**	303
CITIGROUP FUNDING INC	2.250% 12/10/2012 DD 08/06/09	**	101
CONNECTICUT ST	5.850% 03/15/2032 DD 04/30/08	**	303
CREDIT SUISSE FB 01-3 CL IA1	6.750% 08/21/2031 DD 07/01/01	**	5
CSMC 2006-C4 A3	5.467% 09/15/2039 DD 09/01/06	**	86
DAIMLERCHRYSLER 08-B CL A-2B	VAR RT 07/08/2011 DD 05/19/08	**	59
DAIMLERCHRYSLER AUTO 08-B A-3B	VAR RT 09/10/2012 DD 05/19/08	**	100
EL PASO CORP	8.050% 10/15/2030 DD 10/11/00	**	472	****
FHLMC GROUP #E8-2712	6.000% 03/01/2016 DD 03/01/01	**	18
FHLMC POOL #E8-2732	6.000% 03/01/2016 DD 03/01/01	**	16
FHLMC POOL #E8-2776	6.000% 03/01/2016 DD 03/01/01	**	15
FHLMC POOL #E8-4467	6.000% 07/01/2016 DD 07/01/01	**	13
FHLMC POOL #E8-4717	6.000% 07/01/2016 DD 07/01/01	**	14
FEDERAL HOME LN MTG CORP	1.125% 06/01/2011 DD 06/01/09	**	401
FHLMC GROUP #E0-0975	6.000% 05/01/2016 DD 05/01/01	**	19
FNMA POOL #0256233	6.000% 05/01/2036 DD 04/01/06	**	85
FNMA POOL #0259990	5.500% 04/01/2034 DD 04/01/04	**	14
FNMA POOL #0667557	5.500% 11/01/2032 DD 11/01/02	**	7
FNMA GTD REMIC MTG 03-W1 1A1	6.500% 12/25/2042 DD 01/01/03	**	85
FNMA GTD REMIC P/T	5.000% 04/25/2033 DD 03/01/03	**	621
FNMA POOL #0725425	5.500% 04/01/2034 DD 04/01/04	**	2,405	****
FNMA POOL #0735896	6.000% 09/01/2035 DD 09/01/05	**	15
FNMA POOL #0868597	6.000% 04/01/2036 DD 03/01/06	**	864
FNMA POOL #0888222	6.000% 02/01/2037 DD 02/01/07	**	400
FNMA POOL #0905999	5.500% 01/01/2037 DD 12/01/06	**	600
FNMA POOL #0908728	6.000% 01/01/2037 DD 01/01/07	**	66
FNMA POOL #0915042	5.500% 04/01/2022 DD 04/01/07	**	15
FNMA POOL #0916965	6.000% 06/01/2037 DD 06/01/07	**	31
FNMA POOL #0920654	6.000% 04/01/2037 DD 04/01/07	**	351
FNMA POOL #0933153	6.000% 10/01/2037 DD 10/01/07	**	442
FNMA POOL #0938471	5.500% 07/01/2037 DD 07/01/07	**	1,376
FNMA POOL #0941387	6.000% 06/01/2037 DD 06/01/07	**	368
FNMA POOL #0941440	6.000% 07/01/2037 DD 07/01/07	**	78
FNMA POOL #0941499	6.000% 06/01/2037 DD 06/01/07	**	96
FNMA POOL #0943621	6.000% 08/01/2037 DD 08/01/07	**	401
FNMA POOL #0944566	5.500% 07/01/2037 DD 07/01/07	**	740
FNMA POOL #0947052	6.000% 10/01/2037 DD 09/01/07	**	824
FNMA POOL #0948042	6.000% 11/01/2037 DD 10/01/07	**	357
FNMA POOL #0952421	6.000% 09/01/2037 DD 09/01/07	**	723
FNMA POOL #0956888	6.000% 11/01/2037 DD 11/01/07	**	373
FNMA POOL #0960004	6.000% 11/01/2037 DD 11/01/07	**	517
FNMA POOL #0964465	6.000% 07/01/2038 DD 07/01/08	**	398
FNMA POOL #0969456	6.000% 02/01/2038 DD 02/01/08	**	408
FNMA POOL #0982651	6.000% 06/01/2038 DD 06/01/08	**	270
FIRST UN NATL BK MTN #SB 00005	7.800% 08/18/2010 DD 08/18/00	**	1,357
FORD CR AUTO 08-C CL A-2B	VAR RT 01/15/2011 DD 05/22/08	**	105
FORD CR AUTO 08-C CL A-3B	VAR RT 06/15/2012 DD 05/22/08	**	503
FORDO 2009-D A2	1.210% 01/15/2012 DD 09/11/09	**	100
GENERAL ELECTRIC CAPITAL CORP	5.875% 01/14/2038 DD 01/14/08	**	648
GENERAL ELECTRIC CAPITAL CORP	2.625% 12/28/2012 DD 06/18/09	**	306
GENERAL ELEC CAP CORP	2.000% 09/28/2012 DD 07/28/09	**	200
GOLDMAN SACHS GROUP INC/THE	5.950% 01/18/2018 DD 01/18/08	**	2,006
HSBC FIN CORP # TR 00017	VAR RT 08/09/2011 DD 08/09/06	**	490	****
HSI ASSET SEC CORP 06 HE2 IIA1	VAR RT 12/25/2036 DD 12/05/06	**	138
JP MORGAN CHASE & CO GLOBAL NT	6.625% 03/15/2012 DD 03/13/02	**	1,747
J P MORGAN CHASE 03-CIBC7 A4	VAR RT 01/12/2038 DD 12/01/03	**	201
JP MORGAN CHASE COMMER LDP9 A3	VAR RT 05/15/2047 DD 12/01/06	**	520
JP MORGAN CHASE COMMER LDPX A3	5.420% 01/15/2049 DD 03/01/07	**	422
KINDER MORGAN ENERGY PARTNERS	5.950% 02/15/2018 DD 02/12/08	**	1,483
LEHMAN BROS MTN TR #00609	VAR RT 01/23/2009 DD 01/25/06	**	371
ML CFC COML MTG 06-4 CL A3	VAR RT 12/12/2049 DD 12/01/06	**	177
MERRILL LYNCH INC MTN #TR00528	5.770% 07/25/2011 DD 07/25/06	**	1,269
MORGAN STANLEY SR MEDIUM TERM	5.950% 12/28/2017 DD 12/28/07	**	413
MORGAN STANLEY	6.750% 04/15/2011 DD 04/23/01	**	1,059
MORGAN STANLEY	5.625% 01/09/2012 DD 08/09/06	**	1,055
NISOURCE FINANCE CORP	6.125% 03/01/2022 DD 12/04/09	**	102
PHILIP MORRIS INTL INC NT	6.375% 05/16/2038 DD 05/16/08	**	108
PRIME MTG TR 04-CL1 1A2	VAR RT 02/25/2034 DD 01/25/04	**	66
PRIME MTG TR 04-CL1 II-A-2	VAR RT 02/25/2019 DD 01/25/04	**	7
PRINCIPAL LIFE INCOME FUNDINGS	5.300% 04/24/2013 DD 04/24/08	**	106
PRUDENTIAL FINL INC MTN #00028	6.625% 12/01/2037 DD 12/03/07	**	103
PUBLIC PWR GENERATION AGY NEB	7.242% 01/01/2041 DD 07/16/09	**	97
SLM CORP MEDIUM TERM NTS BOOK	VAR RT 03/15/2011 DD 03/17/06	**	282
SLM STUDENT LN TR 07-2CL A2	VAR RT 07/25/2017 DD 02/22/07	**	792
SLM STUDENT LN TR 08 CL A	VAR RT 04/25/2023 DD 08/28/08	**	771
SBA GTD DEV PARTN CTF 03-20-C	4.500% 03/01/2023 DD 03/12/03	**	4,869
SMALL BUS ADMIN GTD 05-20B 1	4.625% 02/01/2025 DD 02/16/05	**	2,407
SMALL BUSINESS ADMIN 08-20D 1	5.370% 04/01/2028 DD 04/16/08	**	1,597
SMALL BUS ADMIN GTD 08-20E	5.490% 05/01/2028 DD 05/14/08	**	1,623
SMALL BUSINESS ADMIN 08-20F 1	5.680% 06/01/2028 DD 06/11/08	**	750
SMALL BUSINESS ADMIN 09-20A 1	5.720% 01/01/2029 DD 01/14/09	**	213
SBA GTD PARTN CTFS SBIC 00-10B	7.449% 08/01/2010	**	13
SMALL BUSINESS ADMIN 08-10A 1	5.471% 03/10/2018 DD 03/26/08	**	456
STATE STR CAP TR III NORMAL	VAR RT 12/29/2049 DD 01/25/08	**	102
STRUCTURED ASSET 0121A CL 1A1	VAR RT 01/25/2032 DD 12/01/01	**	7
STRUCTURED ASSET SECS 02 1A 4A	VAR RT 02/25/2032 DD 01/01/02	**	6
TARGET CORP NT	7.000% 01/15/2038 DD 01/17/08	**	1,283
THORNBURG MTG SECS 06-6 CL A1	VAR RT 11/25/2046 DD 11/29/06	**	183
TIME WARNER INC NEW NT	5.875% 11/15/2016 DD 11/13/06	**	756
U S TREASURY BOND	4.375% 02/15/2038 DD 02/15/08	**	480
U S TREASURY BOND	4.250% 05/15/2039 DD 05/15/09	**	5,629
U S TREASURY BOND	4.500% 08/15/2039 DD 08/15/09	**	1,466	****
U S TREASURY BONDS	4.375% 11/15/2039 DD 11/15/09	**	383
U S TREASURY NOTE	1.000% 07/31/2011 DD 07/31/09	**	1,803
U S TREASURY NOTE	1.000% 08/31/2011 DD 08/31/09	**	4,902
U S TREASURY NOTES	2.750% 11/30/2016 DD 11/30/09	**	1,348
U S TREASURY NOTES	2.625% 12/31/2014 DD 12/31/09	**	598
UNITEDHEALTH GROUP INC SR NT	4.875% 02/15/2013 DD 02/07/08	**	314
UNIVERSITY CALIF REGTS MED CTR	6.583% 05/15/2049 DD 12/17/09	**	972
UNIVERSITY CALIF REVS	6.270% 05/15/2031 DD 08/27/09	**	300
USB CAP IX NORMAL INCOME TR	VAR RT 04/15/2049 DD 03/17/06	**	80
VIRGINIA ELEC & PWR CO SR NT	5.400% 04/30/2018 DD 04/17/08	**	314
WACHOVIA CORP NEW NT	5.625% 10/15/2016 DD 10/23/06	**	307
WAL MART STORES INC NT	5.250% 09/01/2035 DD 08/31/05	**	492
WELLS FARGO CAP X GTD CAP SECS	5.950% 12/15/2036 DD 12/05/06	**	348
AMERICAN INTL GROUP INC CORP	AIG PREFERRED STOCK	**	19
Total Bond Fund			94,774

Participant Loans Receivable	4.25% - 10.50%	*	47,150

Securities lending collateral
POOLED EMPLOYEE ASL SHORT TERM FUND	COMMON/COLLECTIVE TRUST FUND		917
TERM ASSETS LIQUIDATING TRUST	COMMON/COLLECTIVE TRUST FUND		14,053
			14,970
Interest Bearing Cash
DREYFUS GOVT CASH MGMT FUND			3,775

Total			1,434,784

* Party-in-Interest
** Participant-directed investment, cost not required
**** Securities on loan as of 12/31/09.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

BellSouth Savings and Security Plan

By AT&T Corp., Plan Administrator for the Foregoing Plan

By	/s/ John J. Stephens
John J. Stephens
Senior Vice President and Controller

Date: June 25, 2010

EXHIBIT INDEX

Exhibit identified below, Exhibit 23 is filed herein as an exhibit hereto.

Exhibit
Number

23	Consent of Independent Registered Public Accounting Firm